                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Primadonna Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Primadonna Resorts, Inc. (a Nevada corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Primadonna Resorts, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.
















                                                 Arthur Andersen LLP

Las Vegas, Nevada
January 30, 1998

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                                       ASSETS
                              (Amounts in Thousands)



                                                      December 31,
                                                1997               1996
                                              ________          ________


CURRENT ASSETS:
   Cash and cash equivalents                  $  9,973          $ 10,027
   Accounts and notes receivable                   988             1,170
   Income tax refund receivable                  1,664               221
   Inventories                                   1,687             1,403
   Prepaid expenses and other                    6,647             5,790
                                              ________          ________
Total current assets                            20,959            18,611
                                              ________          ________

PROPERTY AND EQUIPMENT:
   Buildings and improvements                  212,396           187,756
   Land improvements                            95,364            90,950
   Furniture, fixtures and equipment           144,371           130,169
                                              ________          ________
                                               452,131           408,875
   Less: accumulated depreciation
         and amortization                     (144,653)         (116,183)
                                              ________          ________
                                               307,478           292,692
   Land                                          5,654             4,274
   Construction in progress                     19,495             3,949
                                              ________          ________
                                               332,627           300,915

INVESTMENT IN JOINT VENTURE                    104,436            68,593
                                              ________           _______
NOTES RECEIVABLE, net                            2,718             2,926
                                              ________          ________
OTHER ASSETS                                     9,955             8,926
                                              ________          ________
                                              $470,695          $399,971
                                              ========          ========
</Table?











The accompanying notes are an integral part of these consolidated statements.

                                        28

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                            CONSOLIDATED BALANCE SHEETS
                        LIABILITIES AND STOCKHOLDERS' EQUITY
                      (Amounts in Thousands Except Share Data)




                                                      December 31,
                                                1997               1996
                                              ________          ________


CURRENT LIABILITIES:
   Accounts payable-trade                     $ 10,265          $  5,599
   Accrued expenses                             10,432            10,684
   Current portion of long-term debt             1,639             1,100
                                              ________          ________
Total current liabilities                       22,336            17,383
                                              ________          ________

LONG-TERM DEBT, net of current portion         220,765           168,200
                                              ________          ________

DEFERRED INCOME TAXES PAYABLE                   15,961            13,370
                                              ________          ________

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock, $.01 par value;
     10,000,000 shares authorized; no
     shares issued and outstanding
   Common stock, $.01 par value;
     100,000,000 shares authorized;
     28,858,000 and 30,002,975 shares
     issued and outstanding in 1997
     and 1996, respectively                        309               308
   Additional paid-in capital                  128,817           128,236
   Retained earnings                           118,169            85,767
   Less: treasury stock, at cost               (35,662)          (13,293)
                                              ________          ________
                                               211,633           201,018
                                              ________          ________
                                              $470,695          $399,971
                                              ========          ========











The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF INCOME
                      (Amounts in Thousands Except Per Share Data)

                                                  Years Ended December 31,
                                              _________________________________
                                                1997        1996        1995
                                              ________    ________    ________
REVENUES:
   Casino                                     $163,886    $170,395    $170,277
   Food and beverage                            30,068      29,709      28,095
   Hotel                                        21,913      23,584      19,756
   Entertainment                                12,809      11,750      13,207
   Service station                              17,035      14,984      12,966
   Other                                         6,707       6,433       6,789
   Operating income (loss) from
     New York-New York                          53,895      (7,842)        -
                                              ________    ________    ________
                                               306,313     249,013     251,090
   Less: promotional allowances                (18,492)    (14,078)    (11,293)
                                              ________    ________    ________
   Net revenues                                287,821     234,935     239,797
                                              ________    ________    ________
COSTS AND EXPENSES:
   Casino                                       55,669      51,661      49,799
   Food and beverage                            26,854      27,214      26,017
   Hotel                                        10,268      11,369      10,968
   Entertainment                                 7,060       5,492       5,636
   Service station                              15,529      13,846      11,958
   Other                                         2,640       2,922       3,046
   Selling, general and administrative          47,052      44,611      42,330
   Property costs                               18,877      18,306      18,986
   Depreciation and amortization                29,271      27,358      27,065
   Pre-opening costs                               -         1,144         -
                                              ________    ________    ________
                                               213,220     203,923     195,805
                                              ________    ________    ________
   Income from operations                       74,601      31,012      43,992
OTHER INCOME (EXPENSE)
   Interest expense, net                       (13,205)     (4,923)     (7,875)
   Interest expense, from New York-New York     (9,891)        -           -
                                              ________    ________    ________
   Income before income taxes                   51,505      26,089      36,117
INCOME TAX PROVISION                            18,139       9,321      12,810
                                              ________    ________    ________
  Income before extraordinary item              33,366      16,768      23,307
EXTRAORDINARY ITEM-loss on early retirement
  of debt, net of income tax benefit               964         -           -
                                              ________    ________    ________
NET INCOME:                                   $ 32,402    $ 16,768    $ 23,307
Earnings per share                            ========    ========    ========
  Basic earnings before extraordinary item       $1.14       $0.55       $0.76
  Basic earnings from net income                 $1.11       $0.55       $0.76
  Diluted earnings before extraordinary item     $1.13       $0.55       $0.76
  Diluted earnings from net income               $1.10       $0.55       $0.76
                                              ========    ========    ========

The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
                      (Amounts in Thousands Except Share Data)


                                                          Additional
                                 Common Stock    Treasury  Paid-in  Retained
                                Shares   Amount    Stock   Capital  Earnings     Total
                              __________ ______  ________  _______  ________   ________
Balances, December 31, 1994   30,673,875   $307 $    -    $125,358  $ 45,692   $171,357
Net income                        -         -        -        -       23,307     23,307
Exercise of stock options        121,500      1      -       1,821      -         1,822
Purchase of treasury stock       (30,000)   -       (440)     -         -          (440)
                             ___________  _____  ________  _______   _______   ________

Balances, December 31, 1995   30,765,375    308     (440)  127,179    68,999    196,046
Net income                        -         -        -         -      16,768     16,768
Exercise of stock options         42,600    -        -       1,057       -        1,057
Purchase of treasury stock      (805,000)   -    (12,853)      -         -         (440)
                             ___________  _____  ________  _______   _______   ________

Balances, December 31, 1996   30,002,975    308  (13,293)  128,236    85,767    201,018
Net income                           -      -        -         -      32,402     32,402
Exercise of stock options         34,525      1      -         581       -          582
Purchase of treasury stock    (1,179,500)   -    (22,369)      -         -      (22,369)
                             ___________  _____  ________  _______   _______   ________

Balances, December 31, 1997   28,858,000   $309 $(35,662) $128,817  $118,169   $211,633
                              ==========   ==== ========= ========  ========   ========


























The accompanying notes are an integral part of these consolidated statements.

                       PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Amounts in Thousands)

                                                        Years Ended
                                                        December 31,
                                              _________________________________
                                                1997       1996        1995
                                              ________    ________    ________

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                 $ 32,402    $ 16,768    $ 23,307
   Adjustments to reconcile net income to
     net cash provided by operating activities:
     Depreciation and amortization              29,271      27,358      27,065
     Amortization of debt issuance costs           245         425         536
     Equity (income) loss in New York-New York
       in excess of distributions              (28,843)      7,842         -
     Allowance for doubtful accounts               -         1,852         -
     Pre-opening costs                             -         1,144         -
     Increase in life insurance cash
       surrender value                            (270)        (75)       (299)
     Gain on sale of assets                        (88)       (314)       (334)
     Deferred income taxes                       2,374      (1,771)      6,147
     Extraordinary loss                          1,483         -           -
     Change in current assets and liabilities
       due to operating activities:
       (Increase) decrease in accounts and
         notes receivable                          182       1,581        (764)
       (Increase) decrease in income tax
         refund receivable                      (1,443)        773       1,862
       (Increase) in inventories                  (284)       (199)       (196)
       (Increase) decrease in prepaid expenses
         and other                                (640)        472        (883)
       Increase (decrease) in accounts
         payable-trade                           4,666      (1,519)      2,352
       Increase (decrease) in accrued expenses    (252)      1,595       2,931
                                              ________    ________    ________
     Total adjustments                           6,401      39,164      38,417
                                              ________    ________    ________

Net cash provided by operating activities       38,803      55,932      61,724
                                              ________    ________    ________

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment         (60,609)    (35,158)    (36,970)
   Decrease in construction payables               -                    (4,621)
   Investment in joint venture                  (7,000)    (26,874)    (45,687)
   Increase in other assets                     (1,545)     (4,670)     (3,438)
   Proceeds from disposal of other assets          321         789       2,940
   Pre-opening costs                               -        (1,144)        -
                                               ________    _______    ________
Net cash used in investing activities          (68,833)    (67,057)    (87,776)
                                              ________    ________    ________


The accompanying notes are an integral part of these consolidated statements.

                      PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (Amounts in Thousands)

                                                        Years Ended
                                                        December 31,
                                              _________________________________
                                                1997        1996        1995
                                              ________    ________    ________

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net proceeds from the exercise
     of stock options                         $    582    $  1,057    $  1,822
   Purchase of treasury stock                  (22,369)    (12,853)       (440)
   Proceeds from issuance of long-term debt    378,200      70,400     209,400
   Debt issuance costs                            (931)        -        (1,504)
   Principal payments of long-term debt       (325,506)    (46,600)   (180,000)
                                               _______    ________    ________

Net cash provided by
   financing activities                         29,976      12,004      29,278
                                               _______    ________    ________

Net increase (decrease) in cash and
   cash equivalents                                (54)        879       3,226

Cash and cash equivalents, beginning of year    10,027       9,148       5,922
                                              ________    ________    ________

Cash and cash equivalents, end of year        $  9,973    $ 10,027    $  9,148
                                              ========    ========    ========

























The accompanying notes are an integral part of these consolidated statements.

                    PRIMADONNA RESORTS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. ORGANIZATIONAL STRUCTURE AND BASIS OF PRESENTATION

Primadonna Resorts, Inc., a Nevada corporation, and subsidiaries("Company"), owns and operates three hotel-resort/casinos, Buffalo Bill's Resort & Casino, Primm Valley Resort & Casino, and Whiskey Pete's Hotel & Casino, all located at the California/Nevada border in Primm, Nevada. The Company also owns and operates the Primm Valley Golf Club, located approximately four miles south of Primm, in California. In addition, the Company owns a 50% interest in the joint venture which owns and operates the New York-New York Hotel & Casino, located on the "Strip" in Las Vegas, Nevada.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Primadonna Resorts, Inc. and its wholly owned subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All material intercompany accounts and transactions have been eliminated.

b. Cash and Cash Equivalents

Cash equivalents are stated at market value and consist of highly liquid investments with a maturity of less than three months. There were no significant or unrealized gains or losses from cash equivalent investments during the years ended December 31, 1997, 1996, and 1995. The Company's cash management policies, at times, causes deficit ledger balances in the general disbursement accounts, which amounted to $3,591,000 and $2,089,000 at December 31, 1997 and 1996, respectively.

c. Inventories

Inventories, which consist primarily of food, beverage, and gift shop items, are valued at the lower of cost or market as determined on the first-in, first -out method.

d. Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

Buildings and improvements                       10 to 40 years
Land improvements                                 5 to 15 years
Furniture, fixtures and equipment                 3 to 12 years

Normal repairs and maintenance are charged to expense when incurred. Expenditures which materially extend the useful life of assets are capitalized.

e. Casino Revenues and Promotional Allowances

Casino revenues represent the net win from gaming wins and losses. The retail value of food, beverage, and hotel rooms provided to customers without charge, is included in gross revenues, and then deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances is included in casino costs and expenses as follows:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                              ________    ________    ________
                                                        (In thousands)
Food and beverage                             $  8,397    $  6,534    $  6,536
Hotel                                            4,116       2,403       1,265
Other                                            2,073       1,022       1,273
                                              ________     _______     _______
                                              $ 14,586    $  9,959    $  9,074
                                              ========    ========    ========

f. Development Costs

The Company defers costs associated with projects in jurisdictions in which gaming has been approved and the Company has identified a site; otherwise these costs are expensed as incurred.

g. Pre-Opening Costs

During construction of a new facility, the Company defers certain operating costs, including incremental salaries and wages, as pre-opening costs. Upon substantial completion of the facilities or commencement of operations, the Company expenses all such pre-opening costs.

h. Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalized was $1,124,000, $6,100,000, and $4,665,000 for the years ended December 31, 1997,
1996, and 1995, respectively.

i. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the reported periods. Actual results may differ from those estimates.

j. Reclassifications

The consolidated financial statements for prior periods reflect certain reclassifications to conform with classifications adopted in 1997.

k. Segment Reporting

The Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 131-"Disclosure about Segments of an Enterprise and Related Information", in 1998.

3. STATEMENT OF CASH FLOWS

The following supplemental disclosures are provided as part of the accompanying consolidated statements of cash flows:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                              ________    ________    ________
                                                        (In thousands)

Cash payments made for interest
  (net of amounts capitalized)                $ 12,051    $  5,274    $  6,899
                                              ========    ========    ========

Cash payments made for income taxes           $ 16,700    $  9,900    $  4,800
                                              ========    ========    ========

Assets acquired through
  capitalized leases                          $    383         -           -
                                              ========    ========    ========

4. EARNINGS PER SHARE

Earnings per share consist of the following:

                                        Years Ended December 31,
                             1997                1996                 1995
                       ________________     _______________     ________________
                                     (In thousands, except share price)
                       Income    Shares    Income    Shares     Income    Shares
                       _______   ______    ______    ______     ______    ______
Basic EPS:
Income from continuing
  operations           $33,366   29,278    $16,768   30,406     $23,307   30,741
Extraordinary item        (964)     -          -        -           -        -
                       _______   ______    _______   ______     _______   ______
Net income available to
  common shareholders  $32,402   29,278    $16,768   30,406     $23,307   30,741
                       _______   ______    _______   ______     _______   ______

Per share amounts:
Income from continuing
  operations                    $ 1.14              $ 0.55               $ 0.76
Extraordinary item              $(0.03)                 -                    -
Net income available to
  common shareholders           $ 1.11              $ 0.55               $ 0.76

Diluted EPS:
Income before extraordinary
  item                 $33,366   29,278    $16,768   30,406     $23,307   30,741
Effect of dilutive
  stock options            -        127        -        129         -         60
                       _______   ______    _______   ______     _______   ______
Income from continuing
  operations           $33,366   29,405    $16,768   30,535     $23,307   30,801
Extraordinary item        (964)     -          -        -           -        -

                       _______   ______    _______   ______     _______   ______
Net income available to
  common shareholders  $32,402   29,405    $16,768   30,535     $23,307   30,801
                       _______   ______    _______   ______     _______   ______

Per share amounts:
Income from continuing
  operations                    $ 1.13              $ 0.55               $ 0.76
Extraordinary item              $(0.03)                 -                    -
Net income available to
  common shareholders           $ 1.10              $ 0.55               $ 0.76

Options to purchase 333,000, 393,000, and 23,000 shares of common stock at December 31, 1997, 1996, and 1995, respectively, at prices of $21.75-$31.25, $19.50-$31.25, and $23.25-$31.25, respectively, were outstanding during the period but not included in the computation of diluted earnings per share because their exercise price was in excess of the average market price of the common shares for the periods presented.

5. INVESTMENT IN JOINT VENTURE

On December 28, 1994 the Company and MGM Grand, Inc.("MGM"), formed a joint venture to own and operate the New York-New York Hotel & Casino, LLC. The hotel/casino, which cost $460 million, was completed in December 1996 and opened January 3, 1997. The Company holds a 50% interest in the joint venture. The Company has contributed $69.5 million in cash and certain rights to the New York theme from a third party licensor to the joint venture. MGM has contributed $29.5 million in cash and land upon which the property is located, valued at $41.2 million, to the joint venture. The joint venture secured limited recourse bank financing of $285 million, and term loan financing of $20 million, which funded the construction of, and equipment for, the hotel/casino. The joint venture partners have executed Keep-Well Agreements in conjunction with the financing which requires the maintenance of certain financial ratios and stipulates that equity contributions be made by the partners if the financial ratios are not met.

Summary condensed financial information for the joint venture is as follows:

                                                Years Ended December 31,
                                                1997               1996
                                              ________          _________
                                                    (In thousands)
Net revenues                                  $255,253          $    345
Operating income (loss)                        107,431           (15,830)
Interest income (expense), net                 (19,425)              147
Net income (loss)                               88,006           (15,683)

Total assets                                  $470,252          $457,091
Long-term debt                                 246,403           285,829
Member equity                                  183,350           111,664

Pre-opening costs of $15,762,000 were expensed in the year ended December 31, 1996, and are included in the operating loss reflected above.

6. NOTES RECEIVABLE

The Company entered into an agreement to loan Southwest Casino and Hotel Corp. ("Southwest"), a developer and manager of Native American gaming enterprises, $1,600,000. This Convertible Term Promissory Note bears interest at 8%. Interest is payable quarterly beginning January 15, 1997, and the principal is due on or before July 15, 2000. This note may be converted, in whole, into 16,000 shares of Series B Convertible Preferred Stock. Southwest has not made payments on the note, and collectability is in doubt. The Company has recorded a reserve of $1,600,000 on the note and further reserved $252,000 of interest due.

Additionally, the Company entered into a Demand Promissory Note with Southwest in July 1995 to loan an aggregate of $2,248,000 to Southwest for construction of the Kickapoo gaming facility in Eagle Pass, Texas. The note bears interest at 12% for the first six months, 15% the next six months, and 18% thereafter. Principal and interest are payable on demand, or, if no demand, $24,800 monthly beginning December 1996, $34,800 monthly beginning December 1997, $70,000 monthly beginning December 1998, with the remaining principal and interest due

December 31, 1999. The note also requires the borrower to use its best efforts to obtain take-out financing in an amount equal to at least 75% of the principal amount of the note. Amounts advanced at December 31, 1997 and 1996 was $2,248,000. At December 31, 1997 and 1996, $151,000 of accrued interest is outstanding, and classified as long-term. Southwest has begun making payments of $25,000 per month since October 1997. Prior to this period, Southwest had not made payments on this note since the December 1996 payment. This note is secured by the management contract on the Kickapoo gaming facility. No reserve has been recorded on this note.

                                                     December 31,
                                                1997               1996
                                              ________          ________
                                                    (In thousands)

Convertible Term Promissory Note, 8%,
  due July 15, 2000, and related interest     $  1,852          $  1,852
Demand Promissory Note, 12-18%, due
  December 1, 1999, and related interest         2,350             2,399
Amount due on life insurance policies(Note 7)      368               527
Allowance for doubtful accounts                 (1,852)           (1,852)
                                              ________          ________
                                                 2,718             2,926

Less: current portion                              -                 -
                                              ________          ________
                                              $  2,718          $  2,926
                                              ========          ========

7. LIFE INSURANCE

Included in Other Assets is the cash surrender value of various life insurance policies held on behalf of the Company's principal shareholder and Chairman of the Board. The aggregate face value of all policies was $94 million at December 31, 1997 and 1996. The Company is the primary beneficiary on $24 million of face value on the policies. The Company's principal shareholder and Chairman of the Board has agreed to reimburse the Company, with respect to certain policies with a face value of $70 million, for the difference between premiums paid by the Company and such policies' cash surrender value.

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

                                                     December 31,
                                                1997               1996
                                              ________          ________
                                                    (In thousands)

Compensation and related benefits             $  4,300          $  4,422
Unredeemed chips and token liability             1,078             1,178
Accrued gaming taxes                               704               716
Progressive jackpot liabilities                    582               652
Accrued sales and use taxes                        846             1,235
Accrued interest                                 1,955             1,040
Other                                              967             1,441
                                              ________          ________
                                              $ 10,432          $ 10,684
                                              ========          ========

9. LONG-TERM DEBT

On June 5, 1997 the Company entered into a Credit Agreement (" New Agreement") with a sixteen bank consortium led by Well Fargo Bank as agent, for a $250,000,000 revolving loan. The loan was increased to $300,000,000 on December 19, 1997 and allows, upon certain conditions, the Company to increase the maximum permitted balance to $350,000,000. This loan replaced the existing Reducing Revolving Bank Credit Agreement. As of December 31, 1997, the Company had an outstanding balance of $220,600,000 on the New Agreement.

The New Agreement provides for interest payments at least quarterly, at the prime rate or LIBOR, plus a sliding margin, based upon the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The margin for the prime rate ranges between 0% and 1.125%, while the margin for LIBOR ranges between 0.5% and 2.375%. The weighted average interest rate at December 31, 1997, was 7.0%. The Company incurs commitment fees of .20% to .50% for the unused portion of the New Agreement, also dependent upon the debt to EBITDA ratio. The obligation is secured by a deed of trust on all real property, leasehold interests in real property, and personal property of the Company, excluding the Primm Valley Golf Club. The New Agreement contains certain restrictive covenants relating to the use of proceeds, sale or transfer of assets, the incurrence of additional debt over a specified level, capital expenditures, and maintenance of certain minimum financial ratios.

The Reducing Revolving Bank Credit Agreement ("Existing Agreement") entered into on December 28, 1993, as amended, was terminated on June 5, 1997. The Existing Agreement provided for a maximum principal balance of $250,000,000, with scheduled reductions in the maximum permitted beginning August 18, 1997, and continuing thereafter through maturity on July 18, 2000. The Existing Agreement provided for EBITDA ratios, interest payments, security interests, and covenants that were substantially similar to the New Agreement which replaced the Existing Agreement.

The Company recorded an extraordinary charge of $964,000, net of a $519,000 tax benefit, for the previously unamortized loan fees related to the Existing Agreement.

The Company incurred a liability in connection with the acquisition of the New York-New York theme rights of $1,100,000, due January 6, 1997, and $400,000 due January 7, 1998. At December 31, 1997 and 1996, $1,500,000 and $1,100,000,
respectively, due for the theme rights is reflected as a current obligation.
In accordance with the terms of the theme rights agreement, the payment of the $1,500,000 is being withheld pending the determination of indemnity obligations.

Long-term debt consists of the following:

                                                     December 31,
                                                1997               1996
                                              ________          ________
                                                    (In thousands)

Credit Agreement, $300,000,000, June 5, 1997,
5 year term, LIBOR plus applicable margin     $220,600          $    -

Reducing Revolving Bank Credit Agreement,
amended March 27, 1997, terminated June 5,
1997, LIBOR plus applicable margin                 -             167,800

New York-New York theme rights due January
6,1997 and January 7, 1998                       1,500             1,500

Other                                              304               -
                                              ________          ________
                                               222,404           169,300
Less: Current portion                            1,639             1,100
                                              ________          ________
Total long-term debt                          $220,765          $168,200
                                              ========          ========

10. INCOME TAXES

The Company files a consolidated federal income tax return. The provision (benefit) for income taxes consists of the following:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                              ________    ________    ________
                                                        (In thousands)

Current                                       $ 15,765    $ 11,092    $  6,663
Deferred                                         2,374      (1,771)      6,147
                                              ________    ________    ________
                                              $ 18,139    $  9,321    $ 12,810
                                              ========    ========    ========

The tax effect of significant temporary differences representing deferred tax assets and liabilities for the Company is as follows:

                                                     December 31,
                                                1997               1996
                                              ________          ________
                                                    (In thousands)

Deferred tax assets (liabilities):
  Current:
    Progressive jackpots                      $     69          $     55
    Accrued vacation, workers' compensation,
      and group health                             368               389
    Inventories                                     38                30
    Outstanding chip and token liability           265               182
    Other                                           74               (59)
                                              ________           ________
                                                   814               597
                                              ________           ________

  Long-term:
    Depreciation                               (17,334)          (16,634)
    Pre-opening costs                              314               394
    Bad debt allowances                            648               648
    Joint venture timing differences               408             2,185
    Other                                            3                37
                                              ________          ________
                                               (15,961)          (13,370)
                                              ________          ________
                                              $(15,147)         $(12,773)
                                              ========          ========

The Company did not record a valuation allowance at December 31, 1997 or 1996, relating to recorded tax benefits, because all benefits are likely to be realized. The net current deferred tax asset is included in Prepaid expenses and other in the accompanying consolidated balance sheets.

The provision for income taxes differs from the amount computed at the federal statutory rate as a result of the following:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                                _____       _____       _____
Federal Statutory rate                            35%         35%         35%
Permanent differences                             -            1          -
                                                _____       _____       _____
Effective tax rate                                35%         36%         35%
                                                =====       =====       =====

11. LEASES

The Company entered into a lease agreement on July 1, 1993 which covers the property upon which Whiskey Pete's, Primm Valley, and Buffalo Bill's are located. The land is owned by Primm South Real Estate Company ("Primm South"). Certain shareholders and one Director of the Company are shareholders of Primm South. The lease has an initial term of 50 years, with an option to extend for one additional 25 year period. Monthly lease payments were $417,000 through June 1995, $429,000 through June 1996, $441,000 through June 1997, and are currently $451,000 through June 1998. Lease payments are subject to annual increases based upon the Consumer Price Index, not to exceed 8% per year. The lease provides for the base rent to be adjusted every 8 years, based upon appraisal. The Company is required to pay all taxes, insurance, utilities, and maintenance expenses related to the property.

The lease further provides the Company with the exclusive right to conduct gaming activities on the landlord's property in Primm, Nevada, for 10 years, for a $100,000 annual fee. This right can be extended, at the Company's option, for consecutive 10 year periods so long as the Company is in compliance with the lease agreement. At each renewal period, the fee will be increased by the Consumer Price Index, subject to a maximum annual increase of 8%.

Future minimum lease payments, for all leases with noncancelable lease terms in excess of one year, at December 31, 1997, are as follows:

                                                Years ending December 31,
                                                _________________________
                                                   (In thousands)
1998                                                 $  5,581
1999                                                    5,614
2000                                                    5,614
2001                                                    5,614
2002                                                    5,614
Thereafter                                           $223,402

Rent expense is as follows:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                              ________    ________    ________
                                                        (In Thousands)

                                              $  5,564    $  5,609    $  5,764
                                              ========    ========    ========

12. RELATED-PARTY TRANSACTIONS

The Company leases certain property from Primm South as discussed in Note 11. Included in property costs and expenses for the years ended December 31, 1997, 1996 and 1995, is a lease expense of $5,353,000, $5,320,000, and $5,175,000, respectively.

The Company has an agreement with the Chairman of the Company that provides for each party to share undivided interests of 75% and 25%, respectively, in a jet aircraft. Operational expenses are borne by the participants based upon actual flight hours utilized by each party.

In September 1996, the Company entered into a new two-year agreement with a director of the Company for certain consulting services. Contract terms provide for monthly payments of $12,500 and include an option to renew the agreement for one additional year. The agreement provides for a waiver of any fees to which the director would otherwise be entitled to in his capacity as a director of the Company. This agreement replaces a substantially similar agreement executed in September 1993 for a one year term with two one year renewal options. Fees of $150,000 were incurred for the years ended December 31, 1997, 1996, and 1995. The director is also a partner in a law firm which provides legal services to the Company. The total amount for such services were $383,000, $264,000, and $250,000 for the years ended December 31, 1997,
1996, and 1995, respectively.

13. CAPITAL STOCK, STOCK OPTIONS AND INCENTIVES

a. Authorized Shares

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock, $.01 par value, and 100,000,000 shares of common stock, $.01 par value. The preferred stock may be issued in one or more series having such respective terms, rights, and preferences as are designated by the Board of Directors. No preferred stock has been issued.

b. Treasury Stock

The Board of Directors has authorized the Company to acquire up to $50 million of the Company's outstanding common shares. As of December 31, 1997, the Company had acquired 2,014,500 shares for $35.7 million.

c. Stock Incentive Plan

The Company's Board of Directors adopted various Stock Incentive Plans ("Plans"), as amended, for directors, officers, employees, employee-directors, consultants, or advisors. A maximum of 300,000 shares of common stock have been reserved for non-employee directors, and 3,000,000 shares have been reserved for issuance to all others under the Plans. All awards will terminate 10 years after grant, no awards may be granted after June 2003. In November 1995, the Company's compensation committee amended all outstanding stock options issued to non-employee directors to reduce the exercise price per share to $15 (the market price on the date of amendment). Excluded from the amendment were those stock options which had been issued in connection with the Company's initial public offering.

Option activity under the Stock Incentive Plan was as follows:

                                                   Number of Option Shares
                                                   Years Ended December 31,
                                                1997        1996        1995
                                              _______     ______      ______
                                                        (In thousands)
                                              <C<
Balance, beginning of year                    1,338       1,249       1,155
  Granted                                       979         563       1,000
  Exercised                                     (35)        (43)       (121)
  Canceled                                     (198)       (431)       (785)
                                              ______      ______      ______
Balance, end of year                          2,084       1,338       1,249
                                              ______      ______      ______

Options exercisable at
  end of year                                   547         319         247
                                              ======      ======      ======
Weighted Average Exercise Price
  Granted                                     $18.43      $19.65      $15.09
  Exercised                                    15.00       15.00       15.00
  Canceled                                     18.29       15.94       21.99
  Balance, end of year                         17.48       16.83       15.19

  Options exercisable at
    end of year                               $16.96      $15.49      $15.31
                                              ======      ======      ======

The options vest ratably over 2 to 5 years. The exercise price is the market value on the date granted. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for the stock options. In accordance with SFAS No. 123, the Company has calculated, on a pro forma basis, the estimated compensation expense related to its stock option programs utilizing the assumptions in the table below. The effect on net income and earnings per share would be as follows:

                                                   Years Ended December 31,
                                                1997        1996        1995
                                              ________    ________    ________
                                              (In Thousands, except share data)
                                              ________    ________    ________
Net income as reported                        $ 32,402    $ 16,768    $ 23,307
Pro forma                                     $ 31,370    $ 16,164    $ 22,946
                                              ========    ========    ========
Basic earnings per share as reported          $1.11       $ .55       $ .76
Pro forma                                     $1.07       $ .53       $ .74
                                              ======      =====       =====

Diluted earnings per share as reported        $1.10       $ .55       $ .76
Pro forma                                     $1.07       $ .53       $ .74
                                              ======      =====       =====

Weighted average assumptions, using the Black-Scholes option pricing model:

  Expected stock price volatility                19%         19%         18%
  Risk-free interest rate                      5.60%       5.83%       6.32%
  Option life, in years                        3.36        4.39        4.45
  Expected forfeitures                           45%         45%         45%

14. COMMITMENTS AND CONTINGENCIES

a. Southwest joint venture

On January 16, 1996, the Company and Southwest entered into an agreement to fund the development of a casino for the Kickapoo Traditional Tribe of Texas in Eagle Pass, Texas (see Note 6). Southwest was required to post an $800,000 letter of credit in favor of the Kickapoo Tribe. The Company issued an $800,000 reducing letter of credit on behalf of Southwest. On August 10, 1997 the letter of credit was canceled. At December 31, 1996, the balance under the letter of credit was $601,000.

b. Litigation

Currently, there are lawsuits pending against the Company arising in the normal course of business. In management's opinion, the ultimate outcome of these matters will not have a material adverse effect on the results of operations or the financial position of the Company.